Honda Motor Co., Ltd.

No. 1-1, 2-chome, Minami-Aoyama,

Minato-ku, Tokyo 107-8556

Japan

July 19, 2011

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

Re:	Honda Motor Co., Ltd. Form 20-F for the fiscal year ended March 31, 2011 File No. 1-7628

Dear Ms. Cvrkel:

We have received the staff’s comment letter of July 12, 2011, relating to our annual report on Form 20-F for our fiscal year ended March 31, 2011.

After reviewing the comments with our independent accountants and our U.S. counsel, we have unfortunately determined that we are not in a position to provide a response within the 10 business days requested by the staff. Among other things, we are currently closing the first quarter financial results for the year ending March 31, 2012, which are expected to be announced in early August. In addition, mid-August is a traditional holiday season in Japan. We will of course make our best efforts to provide a response as soon as practicable. However, in light of these time pressures, we believe that we can provide complete responses to the staff’s comments by August 31, 2011 and respectfully request that you permit us to submit our responses by this date.

Your kind understanding would be highly appreciated.

Very truly yours,

/s/ Fumihiko Ike
Fumihiko Ike
Senior Managing Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

cc:	Claire Erlanger

Jean Yu

(U.S. Securities and Exchange Commission)

Izumi Akai

Kenji Taneda

Yuko Ozaki

(Sullivan & Cromwell LLP)